tax protection agreement

THIS TAX PROTECTION AGREEMENT (this “Agreement”) is made as of the 30th day of January, 2015 by and between Roberts Realty Investors, Inc., a Georgia corporation (the “Company”), and Roberts Properties Residential, L.P, a Georgia limited partnership (the “Operating Partnership,” and, together with the Company, the “Seller Parties”), A-III Investment Partners LLC, a Delaware limited liability company (the “Purchaser”) and A-III Manager LLC, a Delaware limited liability company (the “Manager” and, together with the Purchaser, the “Purchaser Parties” and, together with the Purchaser and the Seller Parties, the “Parties” and each a “Party”), for the benefit of the Eligible Investors (as defined in this Agreement below) who shall be designated third party beneficiaries of this Agreement.

WHEREAS, the Seller Parties and the Purchaser have entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”), dated as of November 19, 2014, pursuant to which, among other things, (i) on the date hereof (the “Closing Date”) the Purchaser has purchased from the Company, and the Company has issued and sold to the Purchaser, 8,450,704 shares of common stock, $.01 par value per share, of the Company (the “Common Stock”), (ii) the Company has agreed, subject to the terms and conditions of the Stock Purchase Agreement, to issue additional shares of Common Stock to the Purchaser in a Post-Closing Issuance (as defined in the Stock Purchase Agreement), and (iii) the Company has granted to the Purchaser a warrant to purchase additional shares of Common Stock pursuant to a Warrant Agreement dated as of the date hereof between the Company and the Purchaser; and

WHEREAS, pursuant to the Stock Purchase Agreement, on the date hereof, the Seller Parties and the Manager have entered into that certain Management Agreement pursuant to which, among other things, the Seller Parties have engaged the Manager, and the Manager has agreed, to provide certain management services for the Seller Parties; and

WHEREAS, under the Stock Purchase Agreement, the Parties and the Purchaser have agreed that the Parties shall enter into this Agreement on the Closing Date.

NOW, THEREFORE, in consideration of the respective representations, warranties, covenants and agreements set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1.      Definitions.

“Eligible Investors” means persons who own both units and shares.

“Offering” means the offering by the Operating Partnership pursuant to the Memorandum to Eligible Investors.

“Memorandum” means that certain Confidential Private Offering Memorandum dated July 8, 2013, a copy of which has been provided to the Purchaser.

“Necessary Actions” means, with respect to a specified result, all actions (to the extent such actions are permitted by applicable law and applicable stock exchange rules and, in the case of any action by the Company that requires a vote or other action on the part of the Board, to the extent such action is consistent with the fiduciary duties that the Company’s directors may have in such capacity) necessary to cause such result, including: (i) causing members of the Board to act in a certain manner; (ii) executing agreements and instruments; and (iii) making or causing to be made, with governmental, administrative or regulatory authorities, all filings, registrations or similar actions that are required to achieve such result.

“Partnership Agreement” means the First Amended and Restated Partnership Agreement of the Operating Partnership, as amended.

“shares” means shares of Common Stock, including shares of Common Stock purchased in the future on the NYSE MKT stock exchange (or other exchange on which the shares of Common Stock are then listed).

“units” means units of limited partnership interest in the Operating Partnership.

2.      Agreement by the Parties.

Each Party agrees to take all Necessary Actions within its reasonable control (a) to cause the Offering to continue to be available to Eligible Investors and (b) to cause the Operating Partnership to retain the shares it has previously acquired in the Offering and any shares it acquires in the future in the Offering.

3.      Term of Agreement.

(a)      This Agreement shall continue in effect until the earlier of:

(i)      the date on which the Company has purchased, pursuant to Section 6.7(f) of the Partnership Agreement, all (but not less than all) outstanding units held by limited partners (other than the Company as the general partner of the Operating Partnership);

(ii)      the dissolution of the Operating Partnership;

(iii)      the date on which all of the units issued in the Offering have been exchanged for shares or otherwise sold or transferred by the Eligible Investor who participated in the Offering, including via bankruptcy or death;

(iv)      the date on which this Agreement is terminated in accordance with Section 4(g);

(v)      the date on which all of the shares held by the Operating Partnership are converted into or exchanged for cash in connection with a merger, sale of assets, or other extraordinary transaction involving the Company; or

(vi)      the dissolution of the Company.

(b)      Notwithstanding the foregoing, in the event the Board designation rights (the “Board Designation Rights”) granted to the Purchaser under Section 2 of that certain Governance and Voting Agreement, dated as of the Closing Date, by and among the Company, the Purchaser and Charles S. Roberts, (the “Governance and Voting Agreement”) are terminated in accordance with the terms thereof sooner than the date on which this Agreement is terminated under Section 3(a) above, the obligations of the Purchaser and the Manager under this Agreement shall automatically terminate on the date that the Purchaser’s Board Designation Rights terminate under the Governance and Voting Agreement.

2

4.      Miscellaneous.

(a)                Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties. Nothing in this Agreement, express or implied, is intended to confer upon any Party other than the Parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b)               Governing Law. This Agreement shall be governed by the laws of the State of Georgia.

(c)               Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

(d)               Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

(e)                Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the Party to be notified, (ii) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt, or (iii) delivery via email. All communications shall be sent to the respective Parties at their address or email address, as applicable, as set forth on the signature page hereto, or to such address as subsequently modified by written notice given in accordance with this Section 4(e). Notices and other communications to Eligible Investors shall be delivered, using any of the same means described above, to the attention of Charles S. Roberts c/o Roberts Properties, Inc., 375 Northridge Road, Suite 330 Atlanta, GA 30350; Email: cr@robertsproperties.com.

(f)                Attorneys’ Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of this Agreement, the prevailing Party shall be entitled to reasonable attorneys’ fees, costs and necessary disbursements in addition to any other relief to which such Party may be entitled.

3

(g)               Amendments and Waivers. It is expressly agreed that the purchasers of units in the Offering, but not their successors and assigns, shall be third party beneficiaries of this Agreement for as long as they hold the units they purchased in the Offering and that each of them may enforce the provisions of this Agreement. Accordingly, any term of this Agreement may be amended, terminated or waived only with the written consent of (i) each of the Parties hereto and (ii) each of the original purchasers of units in the Offering if and only if they hold at the time of such amendment, termination or waiver any of the units they purchased in the Offering. Any amendment or waiver effected in accordance with this Section 4(g) shall be binding upon the Parties.

(h)               Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

(i)                 Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any Party under this Agreement, upon any breach or default of any other Party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting Party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any Party of any breach or default under this Agreement, or any waiver on the part of any Party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any Party, shall be cumulative and not alternative.

(j)                 Specific Performance. The Parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the Parties (including the purchasers of units in the Offering) shall be entitled to specific performance of the terms hereof, in addition to any other remedy to which they are entitled at law or in equity.

[Signatures are on the following page.]

4

IN WITNESS WHEREOF, the Parties have executed this Tax Protection Agreement as of the date first written above.

ROBERTS REALTY INVESTORS, INC. By: /s/ Charles S. Roberts Name: Charles S. Roberts Title: CEO and President	Address: 399 Park Avenue New York, New York 10022 Attention: Edward Gellert Telephone: 212-850-7534 Email: egellert@avenuecapital.com
ROBERTS PROPERTIES RESIDENTIAL, L.P. By: Roberts Realty Investors, Inc., its general partner By: /s/ Charles S. Roberts Name: Charles S. Roberts Title: President	Address: 399 Park Avenue New York, New York 10022 Attention: Edward Gellert Telephone: 212-850-7534 Email: egellert@avenuecapital.com
A-III INVESTMENT PARTNERS LLC By: /s/ Edward Gellert Name: Edward Gellert Title: Authorized Signatory	Address: c/o Avenue Capital Group 399 Park Avenue New York, New York 10022 Attention: Edward Gellert Telephone: 212-850-7534 Email: egellert@avenuecapital.com
A-III MANAGER LLC By: /s/ Edward Gellert Name: Edward Gellert Title: Authorized Signatory	Address: c/o Avenue Capital Group 399 Park Avenue New York, New York 10022 Attention: Edward Gellert Telephone: 212-850-7534 Email: egellert@avenuecapital.com

[Signature page to Tax Protection Agreement]

5